FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Dejour Energy Inc. (the “Company”)

598-999 Canada Place,

Vancouver, BC V6C 3E1

ITEM 2.	DATE OF MATERIAL CHANGE

May 30, 2012

ITEM 3.	NEWS RELEASE

Issued May 30, 2012 and distributed through the facilities of Stockwatch,

BusinessWire, and SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Dejour Prices US$4.7 Million Equity Raise.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Mathew Wong, CFO

Telephone: (604) 638-5058

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this May 30, 2012.

Dejour Prices US$4.7 Million Equity Offering

Denver, Colorado, May 30, 2012 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, announced today that it has entered into subscription agreements for an equity financing that will result in gross proceeds of approximately US$4.7 million.

In connection with the offering, the Company plans to issue 18,130,305 units at a price of US$0.26 per unit. Each unit consists of one common share of the Company and 3/4 of a warrant to purchase one common share. Each warrant will be exercisable to purchase one common share at an exercise price of US$0.40 per share and will be exercisable beginning six months from the date of issuance, which is expected to be June 4, 2012, and will expire five years after the date of issuance. A total of 18,130,305 shares and 13,597,729 warrants are being issued in connection with the offering. Completion of the offering, which is expected to occur on or about June 4, 2012, is subject to the satisfaction of customary closing conditions including, but not limited to, the approval of the TSX and the NYSE MKT.

The Company intends to use the net proceeds from this offering for exploration, development and acquisition of oil and gas properties and working capital purposes.

Roth Capital Partners served as the sole placement agent for the offering.

The securities will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-162677). This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus relating to the offering may be obtained at the SEC's website at http://www.sec.gov or contact Craig Allison, Investor Relations, at 1-866-888-8230.

Statements Regarding Forward-Looking Information: This news release contains statements about the pending securities offering, including the amount and terms thereof and the expected closing date thereof, that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the failure to obtain stock exchange listing approvals or to satisfy other closing conditions of the offering, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com

Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy